February 15, 2019

VIA EDGAR

Ms. Sonia Gupta Barros

Assistant Director, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

Re:       MogulREIT I, LLC

Amendment No. 1 to

Offering Statement on Form 1-A

Filed June 21, 2018

File No. 024-10840

Dear Ms. Gupta Barros:

This letter is being submitted on behalf of MogulREIT I, LLC (File No. 024-10840) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 6, 2019.

General

Comment No. 1: We note your response to prior comment 1 and that you have previously filed the subscription agreement. Please specifically identify where the information incorporated by reference can be found and include a hyperlink to the incorporated document on EDGAR.

Response: The Company respectfully submits that the subscription agreement was filed as Exhibit 4.1 to the Company’s offering statement on Form 1-A/A, as filed with the Commission on December 22, 2016. The Company undertakes to file an amendment to the Company’s offering statement on Form 1-A/A (the “Amendment”) that will include a hyperlink to the subscription agreement.

Comment No. 2: We note your response to prior comment 2 and the arbitration provision in Section 14 of your Subscription Agreement. Please revise your disclosure to more clearly describe the provision, in addition to the following:

•     Describe specifically the basis for your belief that the provision is enforceable under federal and state law;

•     Clarify whether the provision applies to claims under the US federal securities laws and the rules and regulations thereunder; and

•     To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with federal securities laws and the rules and regulations thereunder.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

February 15, 2019

Response:

•     The Company respectfully submits that the arbitration provision in the subscription agreement is enforceable under both federal and state law.

The Company respectfully submits that the arbitration provision is enforceable under federal law. Section 14.7 of the subscription agreement provides expressly that the Federal Arbitration Act (“FAA”) governs the arbitration provision of the subscription agreement. Section 2 of the FAA provides, in relevant part, that arbitration agreements “shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law or in equity for the revocation of any contract.” 9 U.S.C. §2. The United States Supreme Court has described this provision to reflect “both a liberal federal policy favoring arbitration and the fundamental principle that arbitration is a matter of contract.” AT&T Mobility LLC v. Concepcion, 563 U.S. 333, 339 (2011), citing Moses H. Cone Memorial Hospital v. Mercury Constr. Corp., 460 U.S. 1, 24 (1983) and Rent-A-Center, West, Inc. v. Jackson, 561 U.S. 63, 67 (2010). The United States Supreme Court has said that “courts must place arbitration agreements on the same footing as other contracts and enforce them according to their terms.” ATT Mobility LLC, 563 U.S. at 339, citing Volt Information Sciences, Inc. v. Board of Trustees of Leland Stanford Junior Univ., 489 U.S. 468, 478 (1989); see also American Express Co. v. Italian Colors Restaurant, 133 S. Ct. 2304 (2010 (holding that, under the FAA, courts must “rigorously enforce” arbitration agreements according to their terms under the FAA’s mandate has been “overridden by a contrary congressional command”). In addition, in a letter addressed to United States Representative Carolyn B. Maloney from the Chairman of the Commission, Jay Clayton, dated April 24, 2018, Mr. Clayton discussed, among other things, the use of mandatory arbitration provisions in the governing documents, including subscription agreements, of companies conducting offerings pursuant to Regulation A. Mr. Clayton stated, in relevant part:

In 2015, after reviewing the relevant law and regulations, the Commission staff concluded that there would be no grounds to withhold qualification of a Regulation A offering on the basis that the issuer had included a mandatory arbitration provision in its governing documents. Since then, in light of the Commission staff’s 2015 determination, certain offerings that have included a mandatory arbitration clause have been qualified under Regulation A, provided that the material risks of such a dispute resolution has been disclosed and the issuer otherwise qualified for the exemption.

Letter from Jay Clayton, Chairman of the United States Securities and Exchange Commission, for United States Representative Carolyn B. Maloney (April 24, 2018) (on file with official website for Representative Maloney).

The Company respectfully submits that the arbitration provision in the subscription agreement is enforceable under Delaware law. Section 17.1 of the subscription agreement provides expressly that Delaware law governs the subscription agreement. Under Delaware law, arbitration agreements are valid and enforceable when the contract clearly and unambiguously reflects the intention to arbitrate. 10 Del.C. § 5701, Kuhn Const., Inc. v. Diamond State Port Corp., 990 A.2d 393, 396 (2010). In addition, Delaware public policy favors arbitration. Kuhn, 990 A.2d at 396; SBC Interactive, Inc. v. Corporate Media Partners, Del. Supr., 714 A.2d 758, 761 (1998) (holding that public policy of Delaware favors arbitration and doubt as to arbitrability is to be resolved in favor of arbitration).

Ms. Sonia Gupta Barros

Securities and Exchange Commission

February 15, 2019

Arbitration agreements will be enforced unless the terms are unconscionable, i.e., there is an absence of meaningful choice and the terms unreasonably favor one of the parties. Graham v. State Farm Mut. Auto. Ins. Co., Del. Supr. 565 A.2d 908, 912 (1989) (“For a contract clause to be unconscionable, its terms must be ‘so one-sided as to be oppressive.’”). In addition, disparity between the bargaining power of the parties does not make an agreement unconscionable. Id. In order to show a contract is unconscionable, the court must find that the party with superior bargaining power used it to take unfair advantage of its weaker counterpart. Id. (finding arbitration clause in insurance policy agreement between an insurance company and subscriber enforceable when binding arbitration could be invoked by either party).

Further, the Delaware Uniform Arbitration Act provides that a parties’ agreement to submit to arbitration is “valid, enforceable and irrevocable, save upon such grounds as exist at law or in equity for the revocation of any contract.” Graham, 565 A.2d at 911. Further, “[n]othing short of a showing of fraud, duress, mistake, or some other compelling ground to invalidate a contract will permit a court to preclude the enforceability of an agreement to arbitrate.” Esaka v. Nanticoke Health Servs., Inc., 752 F. Supp. 2d 476, 481 (D. Del. 2010).

The Company respectfully submits that the arbitration provision here is enforceable under federal and Delaware law. First, federal law, Delaware law and public policy favor arbitration. Second, the arbitration provision here clearly and unambiguously provides the parties’ intent to have arbitration serve as a remedy to resolve “Claims,” as defined clearly in the subscription agreement. Third, like the enforceable arbitration provision in Graham, the arbitration provision here allows for either party to invoke arbitration, indicating that the arbitration provision here is not “oppressive.” Lastly, the arbitration provision here is not unconscionable because the subscriber has a meaningful choice, i.e., the subscriber can simply choose not to subscribe for common shares in the Company’s offering (the “Offering”) if it does not agree to the terms of the subscription agreement.

•     The Company respectfully submits that the subscription agreement defines a “Claim” as including “any past, present, or future claim, dispute, or controversy involving Subscriber (or persons claiming through or connected with Subscriber), on the one hand, and any of the Realty Mogul Parties (or persons claiming through or connection with the Realty Mogul Parties), on the other hand, relating to or arising out of this Agreement, any Common Share, the Site, and/or activities or relationships that involve, lead to, or result from any of the foregoing, including the enforceability of this Arbitration Provision, any part thereof, or the entire Agreement.” (emphasis added). As such, the Company respectfully submits that arbitration applies to “Claims” in relation to the Offering and only to compliance with federal securities laws in so far as such compliance is directly related to the Offering.

•     Pursuant to the Staff’s request, the Company hereby undertakes to revise the subscription agreement as set forth in Exhibit A attached hereto.

Based on the foregoing, the Company respectfully submits that the arbitration provisions in the subscription agreement are enforceable under federal and state law and that the material risks of such dispute resolution are disclosed in the Company’s offering documents. Accordingly, the Company respectfully requests that the Staff clear its comments and qualify the Offering pending the Staff’s review of the Amendment when it is filed.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

February 15, 2019

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:  Ms. Jilliene Helman

Mr. William Wenke

Exhibit A

14.5. The Realty Mogul Parties agree not to invoke their right to arbitrate an individual Claim that Subscriber may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

14.6. Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations ofthe named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modifY, or fail to enforce this Section 14.5 and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this Section 14.5 shall be determined exclusively by a court and not by the administrator or any arbitrator.

14.7. This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential infonnation.

14.8. This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Common Share or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than Section 14.5 is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in Section 14.5 are finally adjudicated pursuant to the last sentence of Section 14.5 to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

14.9. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND

Subscription Agreement

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The Parties further acknowledge that the Company is not waiving its compliance with federal securities laws and the rules and regulations thereunder